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                                                                       EXHIBIT 4

                                [COCENSYS LOGO]

August 12, 1999

Dear Stockholder:

     We are pleased to inform you that on August 5, 1999, the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the acquisition of the Company by Purdue Pharma L.P. ("Purdue Pharma"). Pursuant to the Merger Agreement, Purdue Pharma, through an indirect wholly-owned subsidiary, has commenced a tender offer for all outstanding shares of the Company's common stock at the offer price of $1.16 in cash per share. The Merger Agreement provides that, subject to satisfaction of certain conditions, the tender offer is to be followed by a merger in which the holders of any remaining shares of the Company's common stock (other than dissenting shares) will receive $1.16 in cash per share. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 9, 1999.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND FOUND ADVISABLE THE MERGER AGREEMENT WITH PURDUE PHARMA AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER.

     The Merger Agreement represents the culmination of a comprehensive effort by your Board to enter into a transaction that would provide maximum benefits to stockholders. In pursuit of this goal, your Board, with the assistance of its financial advisor, Hambrecht & Quist LLC, evaluated various alternative transactions.

     In determining to approve the Merger Agreement and the transactions contemplated thereby, your Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of Hambrecht & Quist LLC, dated August 5, 1999 (a copy of which is included with the Schedule 14D-9), that the consideration to be received by the holders of common stock of the Company in connection with the proposed merger is fair, from a financial point of view, to such stockholders.

     The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to such decision. We urge you to read it carefully.

     Accompanying this letter and the Schedule 14D-9 is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering your shares. These documents describe the terms and conditions of the tender offer and provide instructions regarding how to tender your shares. We urge you to read the enclosed material carefully.

                                          Very truly yours,

                                          /s/ F. Richard Nichol
                                          F. Richard Nichol, Ph.D.
                                          Chairman, President and Chief
                                          Executive Officer